UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number 000-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 (Registration Statements File Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

EXPLANATORY NOTE

Gilat Satellite Networks Ltd. (“Gilat”) announced that an Extraordinary General Meeting of Shareholders of Gilat will be held at Gilat’s principal executive offices, at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, on May 8, 2020 at 12:00 p.m. (Israel time), at which meeting the Gilat shareholders will be asked to approve the merger (the “Merger”) of Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Merger Sub” and “Comtech”, respectively), pursuant to the Agreement and Plan of Merger, dated January 29, 2020, by and among Gilat, Comtech and Merger Sub, as well as the other matters set forth in more detail in the Proxy Statement for the Extraordinary General meeting, dated April 3, 2020, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof, and mailed to Gilat shareholders on or about April 9, 2020.

A copy of the Notice of Extraordinary General Meeting of Shareholders is attached to this report as Exhibit 99.1.

No Offer or Solicitation

This communication is being made in respect of a proposed merger between Comtech and Gilat. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

On March 2, 2020, Comtech filed with the SEC a Registration Statement on Form S-4, as amended on April 1, 2020 (as amended, the “Registration Statement”), that included a preliminary proxy statement/prospectus with respect to the Comtech Common Stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the Merger. The Registration Statement was declared effective on April 3, 2020, and a copy of the final proxy statement/prospectus contained therein is being made available to Gilat shareholders on April 3, 2020 and will be mailed to Gilat shareholders on or about April 9, 2020.  Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat has or may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations (for documents filed with the SEC by Gilat).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Yael Shofar
Name:	Yael Shofar
Title:	General Counsel

Date: April 3, 2020